UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LEJU HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

50187J108

(CUSIP Number)**

E-House (China) Enterprise Holdings Limited 11/F, Qiushi Building No. 785 Guangzhong Road Jiang’an District, Shanghai 200072 People’s Republic of China Phone: 86 21 6086 8011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq.
Shu Du, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
+852 3740-4700

November 24, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This CUSIP number applies to the American depositary shares of the Issuer, each representing one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.

CUSIP No.	50187J108

1	NAMES OF REPORTING PERSONS E-House (China) Enterprise Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 76,401,247 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 76,401,247 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,401,247 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.84% [1]
14	TYPE OF REPORTING PERSON (See Instructions) CO

[1]	This calculation is based on 136,822,601 Ordinary Shares outstanding as of November 24, 2021 (excluding 3,580,151 Ordinary Shares that had been issued to the depositary of the Issuer and reserved for future grants under the Issuer’s share incentive plan).

CUSIP No.	50187J108

1	NAMES OF REPORTING PERSONS TM Home Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 76,401,247 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 76,401,247 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,401,247 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.84% [1]
14	TYPE OF REPORTING PERSON (See Instructions) CO

[1]	This calculation is based on 136,822,601 Ordinary Shares outstanding as of November 24, 2021 (excluding 3,580,151 Ordinary Shares that had been issued to the depositary of the Issuer and reserved for future grants under the Issuer’s share incentive plan).

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being jointly filed by E-House (China) Enterprise Holdings Limited (“E-House Enterprise”) and TM Home Limited (“TM Home,” together with E-House Enterprise, the “Reporting Persons”) as an amendment to that certain Schedule 13D filed by E-House Enterprise with the Securities and Exchange Commission (the “SEC”) on November 20, 2020 (the “Original Schedule 13D,” together with this Amendment No. 1, the “Statement”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original Schedule 13D.

Item 1.	Security and Issuer

Item 1 is amended and restated as follows.

This Statement relates to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of Leju Holdings Limited, a company organized under the laws of the Cayman Islands (the “Issuer”)

American depositary shares of the Issuer, each representing one Ordinary Share, are listed on the New York Stock Exchange under the symbol “LEJU.”

The principal executive offices of the Issuer are located at Level G, Building G, No.8 Dongfeng South Road, Chaoyang District, Beijing 100016, People’s Republic of China.

Item 2.	Identity and Background

Item 2 is amended by replacing the Schedule A-1 and Schedule A-2 to the Original Schedule 13D with the Schedule A-1, Schedule A-2 and Schedule A-3 hereto and supplemented by adding the following:

TM Home Limited is a company incorporated in the Cayman Islands with limited liability and owned as to 70.23% and 29.77% by E-House Enterprise and Alibaba Investment Limited, respectively, as at the date hereof.

During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A-1 and Schedule A-3 hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

On November 24, 2021, TM Home completed the acquisition of an aggregate of 55.84% interest in the issued share capital of the Issuer. TM Home purchased 76,401,247 Ordinary Shares of the Issuer from E-House Enterprise by issuing to the E-House Enterprise 6,854,839 of its ordinary shares (“TM Home Shares”). Upon completion of the transaction, TM Home acquired the beneficial ownership of 76,401,247 Ordinary Shares of the Issuer.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The Reporting Persons review their investments on a continuing basis. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Persons and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer. Any of the foregoing actions may be effected at any time or from time to time, subject to applicable law. Except as set forth above, there are no plans or proposals of the type referred to in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b) of the Original Schedule 13D is hereby amended and restated as follows:

The information contained on each of the cover pages of this Amendment No. 1 and the information set forth or incorporated in Items 1, 2, 3, 4, and 6 are hereby incorporated herein by reference.

TM Home acquired the beneficial ownership of 76,401,247 Ordinary Shares, representing approximately 55.84% of the total issued and outstanding Ordinary Shares.

The information with respect to Ordinary Shares that may be deemed to be beneficially owned by each director and officer of E-House Enterprise is set forth on Schedule A-2 hereto, which is incorporated herein by reference.

The percentage of Ordinary Shares beneficially owned by the Reporting Persons is based on 136,822,601 Ordinary Shares outstanding as of November 24, 2021 (excluding 3,580,151 Ordinary Shares that had been issued to the depositary of the Issuer and reserved for future grants under the Issuer’s share incentive plan).

(c)       Except as described in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A-1 and Schedule A-3 hereto, has effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d)        Not applicable.

(e)        Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference in this Item 6.

A copy of the sale and purchase agreement between E-House Enterprise and TM Home is attached hereto as Exhibit 7.02 and is incorporated by reference herein. A copy of the subscription agreement between E-House Enterprise and TM Home is attached hereto as Exhibit 7.03 and is incorporated by reference herein.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 7.01	Joint Filing Agreement by and between the Reporting Persons, dated November 24, 2021.

Exhibit 7.02	Sale and Purchase Agreement by and between E-House (China) Enterprise Holdings Limited and TM Home Limited, dated September 1, 2021

Exhibit 7.03	Subscription Agreement by and between E-House (China) Enterprise Holdings Limited and TM Home Limited, dated September 1, 2021

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	November 24, 2021

E-House (China) Enterprise Holdings Limited

By:	/s/ Liang Zhou
	Name:	Liang Zhou
	Title:	Authorized Representative

TM Home Limited

By:	/s/ Yinyu He
	Name:	Yinyu He
	Title:	Authorized Representative

SCHEDULE A-1

Directors and Executive Officers of E-House Enterprise

Name	Position with E-House Enterprise	Present Principal Occupation	Business Address	Citizenship
Zhou Xin	Chairman, Executive director	—	1	Chinese (Hong Kong)

Huang Canhao	Vice-Chairman, Executive director	—	1	Chinese (Hong Kong)

Cheng Li-Lan	Executive director	—	1	United States of America

Ding Zuyu	Chief Executive Officer, Executive director	—	1	Chinese

Tang Xing	Non-executive director	Vice president of Alibaba Group Holding Limited	2	Chinese

Zhang Hai	Non-executive director	Senior vice president of China Vanke Co., Ltd.	3	Chinese

Xie Mei	Non-executive director	Executive director and chief executive of Overseas Chinese Town (Asia) Holdings limited	4	Chinese

Lv Peimei	Non-executive director	General manager of the investment management center of China Evergrande Group	5	Chinese

Zhang Bang	Independent non-executive director	Chief corporate officer of Octave (Shanghai) Enterprise Management Company Limited	6	Chinese

Zhu Hongchao	Independent non-executive director	Head of office and senior partner at Shanghai United Law Firm	7	Chinese

Wang Liqun	Independent non-executive director	Chairman and founder of Stone Capital Co., Ltd.	8	Chinese

Li Jin	Independent non-executive director	Vice President of Guangzhou Shenba Information Technology Co., Ltd.	9	Chinese (Hong Kong)

1. The business address of Mr. Zhou Xin, Mr. Huang Canhao, Dr. Cheng Li-Lan and Dr. Ding Zuyu is 11/F, Qiushi Building, 383 Guangyan Road, Jing’an District, Shanghai 200072, China.

2. The business address of Mr. Tang Xing is Alibaba Group, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

3. The business address of Mr. Zhang Hai is L9 T3 No.988 Shenchang Rd, Minhang District, Shanghai, China

4. The business address of Ms. Xie Mei is 3/F, Jacaranda IBC, OCT Harbour, Baishi Rd, Shenzhen, Guangdong Province, China.

5. The business address of Mr. Lv Peimei is 3502, 1126 Haide 3rd Rd., Shenzhen, Guangdong Province, China.

6. The business address of Mr. Zhang Bang is 5/F, No. 20 Donghu Road, Xuhui District, Shanghai, China.

7. The business address of Mr. Zhu Hongchao is Room 1702, Bund Center, No.222 Yan’an East Road, Huangpu District, Shanghai, China.

8. The business address of Mr. Wang Liqun is Shanghai Stonecapital Ltd., No. 4, Lane 163 Maoming South Road, Huangpu District, Shanghai, China.

9. The business address of Mr. Li Jin is 9/F, T1, Poly International Plaza, No. 45 Dawangjing Business District, Chaoyang District, Beijing, China.

SCHEDULE A-2

Ordinary Shares Beneficially Owned by the Directors and Executive Officers of E-House Enterprise

	Ordinary Shares Beneficially Owned
	Number	% (1)
Directors and Executive Officers

Zhou Xin	250,000	0.2%

Huang Canhao	107,500	0.1%

Cheng Li-Lan	424,835	0.3%

Ding Zuyu	21,667	0.0%

Tang Xing	—	—

Zhang Hai	—	—

Xie Mei	—	—

Lv Peimei	—	—

Zhang Bang	—	—

Zhu Hongchao	91,750	0.1%

Wang Liqun	—	—

Li Jin	115,000	0.1%

(1)	For each person included in this table, the percentage of beneficial ownership is calculated based on 136,822,601 Ordinary Shares outstanding as of November 24, 2021 (excluding 3,580,151 Ordinary Shares that had been issued to the depositary of the Issuer and reserved for future grants under the Issuer’s share incentive plan).

SCHEDULE A-3

Directors and Executive Officers of TM Home

The names of the directors and the names and titles of the executive officers of TM Home and their principal occupations are set forth below. The business address of each of Mr. Zhou Xin and Mr. He Yinyu is 11/F, Qiushi Building, 383 Guangyan Road, Jing’an District, Shanghai 200072, China. Th business address of Mr. Zhang Jinwei is Alibaba Group, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

Name	Position with TM Home	Present Principal Occupation	Citizenship	Ordinary Shares Beneficially Owned
Directors:
Zhou Xin	Director	Chairman and Executive director of E-House Enterprise	Chinese (Hong Kong)	250,000
He Yinyu	Director	Chief Executive Officer of Leju Holdings Limited	Chinese	1,617,532
Zhang Jinwei	Director	Company secretary of Alibaba Group Holding Limited	Chinese (Hong Kong)	—